UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

January 17, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel 39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces the results of an offering in Israel pursuant to a Shelf Offering Report filed with the Israel Securities Authority ("ISA") on January 16, 2012.

Under the Shelf Offering Report, the Company has offered up to 1,495,000 ordinary share of the Company, par value NIS 0.32 per share (the "Shares") (including an over-allotment of 195,000 Shares).

The Shares were offered in units, where each unit consisted of 26 Shares (the "Units") with a minimum price per unit of NIS 93.86 (approximately US$24.37, based on the latest exchange rate published by the Bank of Israel). The Units were offered in a way of an auction pursuant to which NIS 93.36 was determined as the offering price (the "Offering Price").

A total of 50 requests to purchase 82,641 Units were received.

39 invitations to purchase 45,220 Units at a price higher than the Offering Price were fully accepted.

11 invitations to purchase 37,421 Units at the Offering Price were partially accepted.

Based on the results of the shelf offering, the Company is issuing 1,495,000 Shares for a total gross consideration of approximately NIS 5,397 thousand.

The Shares are not registered under the U.S. Securities Act of 1933, as amended, and cannot be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer